UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM

1.	Earnings release of Natura &Co Holding S.A. for the fourth quarter of 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ José Antonio de Almeida Filippo
Name:	José Antonio de Almeida Filippo
Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
Name:	Itamar Gaino Filho
Title:	Chief Legal and Compliance Officer

Date: March 5, 2021

Item 1

Earnings release of Natura &Co Holding S.A. for the fourth quarter of 2020.

São Paulo, March 4, 2021

Q4-20: Natura &Co reports strong sales growth of 24%1 and net profit up 200%

The Group strongly outperformed the global CFT market by over 6 pp2 in both the quarter and year,

with strong contribution from digital social selling and e-commerce.

Phased investments in branding, R&D and technology in Q4 to support continued sustainable growth.

•	Natura &Co’s consolidated net revenue reached R$12.0 billion in Q4, up 24.3% in BRL vs. the same quarter last year (+6.4% at constant currency, “CC”), with sustained growth in digital sales across all brands, significantly outperforming the global CFT market in the quarter and full year by approximately 6 pp2 in CC. In FY20, net revenue reached R$36.9 billion, up 12.1% in BRL vs. FY19 (-2.3% at CC).

•	Natura &Co Latam’s1 Q4 net revenue increased by 20.5% in BRL (+13.0% at CC). The combined market share in the region increased significantly in the year, above 12%[3], vs. 11.8% in 2019. In Brazil, the brands combined also gained market share of 4 pp4 in the quarter, and 0.6 pp4 in the year. This consolidates the Group’s clear leadership both in Latin America and in Brazil. The Natura brand’s net revenue increased by 24.7% in BRL (+21.4% at CC), with strong +16.2% growth in Brazil. It outperformed the domestic CFT market by almost 10 pp5 in Q4 and in the full year, driven by brand preference, continued productivity improvement and acceleration in social selling. In Hispanic Latam, the Natura brand’s net revenue grew strongly (+44.5% in BRL, +35.8% at CC) in all markets. The Avon brand’s net revenue increased by 16.2% in BRL (+3.9% at CC), supported by improved representative productivity and the Home segment. Avon in Brazil grew for the second consecutive quarter, up 4.9%, and Hispanic Latam returned to growth of +23.9% in BRL (+3.0% at CC). In FY20, Natura &Co Latam’s net revenue increased by 9.4% in BRL (+3.7% at CC), with the Natura brand up +21.8% in BRL (+17.2% at CC) and the Avon brand down -1.8% (-9.3% at CC).

•	Avon International’s1 Q4 net revenue grew 12.1% in BRL (-11.5% at CC). Avon gained share in color, despite the impact of the Covid-19 second wave in Avon’s key European markets, where core beauty categories declined. Highlights in market share gains include the UK, which grew 3.0% at CC, and gained share for the 3rd consecutive quarter vs. the previous year, and Russia, with sequential share improvement. In FY20, net revenue increased by 2.9% in BRL (-18.0% at CC).

•	The Body Shop’s1 Q4 net revenue increased by 48.4% in BRL (+9.7% at CC), driven by growth in the UK and Asia. Strong performance of At-Home (+206%) and e-commerce (+72%) more than offset the impact of the pandemic’s second wave. FY20 net revenue increased 32.4% in BRL (stable at CC).

•	Aesop[1] Q4 net revenue grew by exceptional +62.1% in BRL (+19.3% at CC), driven by online sales growth of 190% vs. Q4-19. Asia’s remarkable performance was a highlight in the quarter, driven by Japan and South Korea. In FY20, net revenue grew by 50.0% (+13.2% at CC), surpassing the half billion Australian dollar mark.

•	Natura &Co digital social selling and e-commerce sales continued to grow strongly, with total group digital sales (e-commerce and social selling) up 79% in the quarter. In Q4 all brands recorded the highest-ever level of e-commerce sales. Aesop’s total online sales reached almost 30% of its revenue, doubling over the previous year, and The Body Shop rapidly pivoted to online and At-Home channels, which combined grew more than 130%, representing 40% of total sales. Social selling continues to grow, with e-brochure revenue up nearly 90% vs. Q4-19 at Avon globally, and up 300% in the UK vs. prior year for the second consecutive quarter. At Natura in Latin America, the number of consultants sharing content grew by more than 300% since Q1, e-brochure sales accounted for one-third of total digital sales in the period and the number of orders through the 1 million+ consultant online stores in the region increased by 60% vs. Q4-19.

•	Natura &Co’s Q4 adjusted[7] EBITDA was R$1,485.7 million with margin of 12.4% (-130 bps), primarily due to the phasing of investments in brand, R&D and technology concentrated in Q4, after rigorous cost control steps taken in the first half of the year to mitigate pandemic impacts. Reported EBITDA for Natura &Co was R$1,254.3 million (margin of 10.5%). FY20 adjusted EBITDA was R$4,219.5 million, with a healthy margin of 11.4% (-80 bps), a strong result despite a challenging year.

•	Natura &Co Latam’s Q4 adjusted EBITDA margin was 12.2% (+120 bps). The Avon brand’s adjusted EBITDA margin increased 270 bps, thanks to revenue growth, operational leverage and synergies in both Brazil and Hispanic Latam, more than offsetting the Natura brand’s 60 bps decrease in adjusted EBITDA margin, due to phasing of investments in brand, R&D and technology, and FX pressure on COGS in Brazil. Q4 reported EBITDA margin was 11.3%. FY20 adjusted EBITDA margin was 11.9% (+150 bps).

•	Avon International’s Q4 adjusted EBITDA margin stood at 4.1% (-560 bps), primarily due to foreign currency impacts, lower revenue (at CC) and higher strategic investments in brand, digital and commercial areas as part of our turnaround strategy to drive market share and accelerate future growth . FY20 adjusted EBITDA margin was 5.2% (vs. 11.3% in FY19).

1 For comparison purposes, Q4-20 and Q4-19 results and analyses include: i) Q4-19 aggregated figures including Avon Products, Inc. results in IFRS; ii) Natura &Co’s results in Latin America, which includes the operations of Avon, Natura, The Body Shop and Aesop brands in the region; iii) the results of Avon International, The Body Shop and Aesop brands, except in Latin America; iv) Q4-20 results and analyses including the effects of the fair market value assessment as a result of the business combination with Avon as per the Purchase Price Allocation – PPA.

2 Cosmetics, Fragrance and Toiletries market performance: Company estimate based on global peers’ net revenue vs prior year of approximately -0.4% in Q4and -8.3% in FY20 (in reported FX), as reported by the companies or estimates published on Bloomberg for those who have not yet reported; Natura &Co Q4-20 growth of 6.4% (at CC) vs. -0.4% market = +6.4pp; Natura &Co FY20 revenue -2.3% (at CC) vs. -8.3% market = +6.0pp;

3 Source: Based on Company’s estimates for Latin America;

4 Source: Kantar;

5 Source: ABIHPEC of +6.3% in Q4 and +6.2% in FY20; Natura brand in Brazil Q4-20 revenue +16.3% vs. 6.3% market = +10 pp; Natura FY20 revenue +16.5% vs. 6.2% market = +10.3 pp; According to Kantar, the market grew 6.4% in FY20;

6 Source: Kantar Household Panel.

7 Excluding effects that are not considered recurring nor comparable between the periods under analysis.

•	The Body Shop’s Q4 adjusted EBITDA margin was 23.7% (-290 bps), mainly due to the pandemic’s impact on retail sales, especially in Europe, as well as channel mix effects. FY20 adjusted EBITDA margin was 20.2% (-80 bps).

•	Aesop’s Q4 adjusted and reported EBITDA margin reached an impressive 37.1% (+90 bps), driven by strong revenue growth, notably in Asia, and cost discipline. FY20 EBITDA margin stood at 31.1% (+410 bps).

•	Net profit significantly up by 200.1% in Q4, and underlying net income grew 47.5%, driven by higher EBITDA and lower income tax expense. In FY-20, underlying net income was R$399.5 million and reported net income was R$(650.2) million, due to impact on activity from the pandemic, Avon acquisition-related PPA and tax effects. Management will recommend to offset losses against capital reserves, subject to approval by the extraordinary shareholders’ meeting on April 16.

•	Synergies from the Avon integration of US$25.5 million in Q4, ahead of plan. The synergies achieved this quarter primarily relate to administrative and procurement, incurring US$22.0 million in costs to achieve. In FY20 we achieved a total of US$73.3 million in accumulated synergies and incurred US$37.7 million in costs to achieve, ahead of the guidance of 16% of planned synergies of US$300 million to US$400 million, and US$72 million in costs to achieve.

•	Robust cash position of R$8.3 billion and significant deleveraging: Consolidated net debt-to-EBITDA ratio of 0.97x. Natura &Co completed a US$1 billion capital raise (R$5.6 billion) in the quarter and prepaid US$ 900 million in Avon bonds maturing in 2022. These initiatives, combined with strong cash flow generation of R$ 1.0 billion in the period, resulted in a robust cash position, allowing for a strong deleveraging at Group level and ensuring compliance with our financial covenants.

•	ESG Agenda: Update on our 2030 Sustainability Vision:

•	To address the Climate Crisis: In 2020, the Natura brand avoided 32% in emissions, which is equivalent to 162,000 tons CO2e of GHG; all four brands launched their plans to become Net Zero by 2030 on Scopes 1, 2 and 3;

•	To defend Human Rights and to be Human-Kind: Natura &Co has invested nearly R$500 million in 2020 in key causes such as fighting Covid-19, support to women, sourcing and benefit sharing with communities, among others;

•	To embrace Circularity and Regeneration: Natura &Co replaced 2,489 tons of virgin plastic for recycled, equivalent to more than 120 million PET bottles.

1.	Management commentary:

Roberto Marques, Executive Chairman and CEO of Natura &Co, commented:

“2020 was a year that changed the world. A year that showed us how vulnerable and interdependent we all are, a year that has transformed Natura &Co for the foreseeable future.

It was a time to care and a time to adapt. A time to care, making the health and safety of our associates and of our network of consultants and representatives our utmost priority and providing financial and workplace support to our workforce and business partners. A time to adapt, as we rapidly pivoted across our brands to online sales and digital social selling when lockdowns across the world temporarily shut down retail operations. We also quickly shifted production to essential products such as soaps and hand sanitizers and mobilized significant donations across the world from our four brands.

This agility allowed Natura &Co to post double-digit sales growth in the full year, significantly outperforming the global CFT market both in the fourth quarter and the full year, delivering robust EBITDA and strengthening our balance sheet, notably through two capital raisings totaling R$7.6 billion. This performance is testament to the incredible dedication of our teams across our iconic brands around the world, who demonstrated throughout the year compassion and empathy, resilience and agility, determination and boldness, and I would like to express my gratitude for their efforts and solid results. It is also a strong validation of the Group’s omni-channel and multi-brand strategy, and a clear demonstration of Natura &Co’s purpose-driven approach, nurturing beauty and relationships, even in a virtual world, for a better way of living and doing business.

This extraordinary year, which began with us welcoming Avon into our family of iconic brands just as the pandemic began to spread, actually accelerated many of our strategic initiatives and made us truly omnichannel. Our digital transformation became a reality, with 79% growth in total digital sales across the Group, including e-commerce and social selling. We made further significant strides in digitalization through our strategic partnership with Singu, and the launch of &Co Pay, our proprietary financial services platform. We also took decisive steps towards geographic expansion in the past year, buying back The Body Shop’s operations in Japan, launching At-Home in the U.S., and making further advances on entering China. And we launched our 2030 Commitment to Life sustainability vision, a very comprehensive and ambitious plan to maximize our social and environmental impact over the next 10 years and help build common standards to guide all who are committed to positive change.

The fourth quarter provided a clear demonstration of the strength and resilience of our business and the power of our brands, and we are very pleased with our results. All of our brands contributed to revenue growth, and our consolidated EBITDA margin remained strong while reflecting phased investments in branding, R&D and technology to support continued sustainable growth. The Natura brand continues to post double-digit growth both in Brazil and Latin America, boosted by a strong Christmas campaign, while the Avon brand grew for the second consecutive quarter in Brazil and returned to growth in Hispanic Latam. The Body Shop quickly and successfully switched to online and At-Home, which together grew 130%, and Aesop posted another stellar performance, accelerating its e-commerce strategy, growing 190%, and benefitting from its geographic footprint and strong brand preference, notably in Asia.

The integration of Avon has advanced well, with synergies materializing ahead of plan from initiatives in administrative, procurement and manufacturing. We also initiated the Avon’s brand rejuvenation with the launch of impactful campaigns around the world, reconnecting the brand with social causes it defends, such as fighting domestic violence and promoting gender equality and antiracism. Despite the higher impact of Covid-19 in Europe and in key categories like makeup and fragrances, we are pleased to see market share gains in the UK and sequential share improvement in Russia.

The world is going through unprecedented times, and Natura &Co, as a purpose-driven group, is determined to continue to make positive impact. Besides the launch of our 2030 Sustainability Vision, we have just been certified as a B-Corp as a Group, attesting to our sustainable business practices. The Natura brand has reduced by 32% its carbon emissions, the Group replaced 2,500 tons of virgin plastic for recycled plastic and invested nearly a half billion reais in key causes: the Amazon, breast cancer awareness, the fight against domestic violence, public education and donations. As a beauty group, we know that women, in particular, are key to making a difference and following the upcoming International Women’s Day we will detail our many initiatives to tackle the gender gap. But to really make systemic change, we cannot act in isolation. It’s vital that we pull together as businesses and as society as a whole to share experiences and solutions.

Finally, as has been announced, José Filippo will be stepping down as Chief Financial Officer at the end of the year. We would like to thank him for his leadership and strong contribution since he joined the Group. During that time, he played a leading role in the acquisition of Avon in January 2020, which included listing Natura &Co both on the B3 and NYSE, managed the two successful capital raises last year, implemented Natura &Co’s global financial structure and strengthened our internal controls and liability management functions.

To ensure a smooth transition, we are pleased to announce that Guilherme Castellan will be joining the Group as Deputy CFO in April. He will work closely with José Filippo over the coming months and will become the Group CFO after Filippo completes his cycle. A Brazilian national, Guilherme Castellan joins Natura &Co after seven years at AB InBev Group, where he held senior financial positions in New York, Sao Paulo, Shanghai and Hong Kong. In his last position he was Chief Financial Officer at Budweiser Brewing Co. APAC Ltd, a listed company based in Hong Kong. We are looking forward to welcoming him to the Group.”

2.	Covid-19 update

The Company is closely monitoring the evolution of the Covid-19 pandemic worldwide, particularly the recent new lockdown or restriction measures adopted in parts of Europe. The Crisis Committee created in Q2 continuously analyzes the situation and acts to minimize impacts, ensure continuity of operations, protect cash and improve liquidity. Natura &Co also continues to be attentive to the health and safety of its employees, consultants and representatives and customers.

Key impacts on the business

•	Lockdown restrictions: In the fourth quarter, Natura &Co’s businesses were impacted by a second wave of the pandemic in certain markets. The shift to digital continued across all our brands, allowing us to largely offset the impact of store closures, with e-commerce sales across the group up 79% vs. Q4-19.

•	Natura &Co Latam: All retail stores, including franchisee stores, were opened during the quarter, albeit under certain restrictions. The adoption of digital assets by consultants continued to play an important role in their performance.

•	Avon International: The company was highly impacted by two effects: i) stricter lockdowns across key markets, especially in Europe, as well as the Philippines and South Africa, and ii) category mix: Greater dependence on beauty categories such as fragrances and cosmetics, which were heavily hit. This was partly offset by the acceleration in the adoption of digital assets in key markets such as the UK. Total net sales were +12.1% in BRL and down 11.5% at constant currency in Q4-20.

•	The Body Shop: Retail sales were impacted in important markets by mandatory store closures, especially in Europe. With only 78% of Company stores open in December, own-stores like-for-like sales decreased 17% vs. Q4-19. Strong performance in At Home (+206%) and online (+72%) channels more than offset the pandemic’s effect. Total net sales grew 9.7% at constant currency in Q4-20.

•	Aesop: The company was also impacted by the new lockdowns in Europe, where retail like-for-like sales were down 4.0%. The shift in consumer behaviour to online more than offset this decrease and total net sales posted remarkable growth of 19.3% at constant currency in the quarter. Aesop benefited from its greater presence in Asia, which accounts for the larger part of its business, as the region was impacted earlier than Europe and reported a swifter recovery than other geographies.

3.	Results analysis

For comparison purposes, Q4-20 and Q4-19 results and analysis include the following:

•	The effects of IFRS 16 in both periods

•	Q4-19 aggregated and adjusted (unaudited) results include Avon in IFRS and Latin America operations of The Body Shop and Aesop in the Natura &Co Latam segment

•	The Group segmentation composed of:

•	Natura &Co Latam, which includes all the brands in Latin America: Natura, Avon, The Body Shop and Aesop

•	Avon international, which includes all markets, excluding Latin America

•	The Body Shop ex-Latin America, and

•	Aesop ex-Latin America

In addition, Q4-20 results and analysis include the effects of the fair market value assessment as a result of the business combination with Avon as per the Purchase Price Allocation – PPA.

	Pró-Forma			Profit and Loss by Business
R$ million	Consolidated [a]			Natura &Co Latam [b]			Avon International			The Body Shop			Aesop
	Q4-20 [c]	Q4-19 [d]	Ch. %	Q4-20 [c]	Q4-19 [d]	Ch. %	Q4-20 [c]	Q4-19 [d]	Ch. %	Q4-20	Q4-19	Ch. %	Q4-20	Q4-19	Ch. %
Gross Revenue	15,260.7	12,863.5	18.6	8,294.7	7,117.5	16.5	3,406.2	3,151.0	8.1	2,741.7	2,094.4	30.9	818.2	500.5	63.5
Net Revenue	11,997.3	9,654.5	24.3	6,320.6	5,244.8	20.5	2,868.5	2,558.8	12.1	2,075.9	1,399.2	48.4	732.3	451.8	62.1
COGS	(4,280.0)	(3,450.9)	24.0	(2,452.2)	(2,013.6)	21.8	(1,284.0)	(1,076.0)	19.3	(471.7)	(316.9)	48.9	(72.1)	(44.5)	62.2
Gross Profit	7,717.2	6,203.6	24.4	3,868.5	3,231.2	19.7	1,584.5	1,482.8	6.9	1,604.2	1,082.3	48.2	660.1	407.3	62.1
Selling, Marketing and Logistics Expenses	(5,244.7)	(3,916.2)	33.9	(2,540.6)	(2,065.6)	23.0	(1,184.4)	(975.8)	21.4	(1,170.5)	(665.0)	76.0	(349.2)	(209.8)	66.4
Administrative, R&D, IT and Projects Expenses	(1,619.1)	(1,312.1)	23.4	(717.6)	(748.3)	(4.1)	(502.1)	(299.4)	67.7	(286.9)	(176.8)	62.3	(110.5)	(87.7)	26.0
Corporate Expenses [e]	(171.3)	(75.8)	126.0	-	(18.1)	-	-	(18.9)	-	-	-	-	-	-	-
Other Operating Income/ (Expenses), Net	(18.8)	(39.2)	(51.9)	(10.8)	20.3	(153.2)	(3.9)	(40.1)	(90.3)	(4.7)	(18.4)	(74.3)	(0.9)	(0.9)	(2.0)
Acquisition Related Expenses [f]	-	(105.9)	-	-	-	-	-	(68.5)	-	-	-	-	-	-	-
Transformation/Integration costs	(87.0)	(124.1)	(29.9)	(57.5)	(11.4)	402.2	(20.7)	(94.0)	(78.0)	-	(18.7)	-	-	-	-
Depreciation	678.0	403.8	67.9	174.6	159.7	9.3	224.9	55.9	302.2	206.3	133.6	54.4	72.1	54.6	32.1
EBITDA	1,254.3	1,034.0	21.3	716.6	567.8	26.2	98.3	42.0	133.9	348.3	337.0	3.4	271.6	163.5	66.1

Depreciation	(678.0)	(403.8)	67.9
Financial Income/(Expenses), Net	(248.9)	(390.2)	(36.2)
Earnings Before Taxes	327.3	240.1	36.4
Taxes on Holding Company Constitution	-	(206.6)	-
Income Tax and Social Contribution	(82.0)	(209.6)	(60.9)
Discontinued operations [g]	(69.7)	-	-
Consolidated Net Income	175.7	(176.1)	(199.8)
Non-controlling Interest	1.7	-	-
Net Income attributable to controlling shareholders	177.4	(176.1)	(200.7)

Gross Margin	64.3%	64.3%	0 bps	61.2%	61.6%	-40 bps	55.2%	57.9%	-270 bps	77.3%	77.4%	-10 bps	90.2%	90.2%	0 bps
Selling, Marketing and Logistics Exp./Net Revenue	43.7%	40.6%	310 bps	40.2%	39.4%	80 bps	41.3%	38.1%	320 bps	56.4%	47.5%	890 bps	47.7%	46.4%	130 bps
Admin., R&D, IT, and Projects Exp./Net Revenue	13.5%	13.6%	-10 bps	11.4%	14.3%	-290 bps	17.5%	11.7%	580 bps	13.8%	12.6%	120 bps	15.1%	19.4%	-430 bps
EBITDA Margin	10.5%	10.7%	-20 bps	11.3%	10.8%	50 bps	3.4%	1.6%	180 bps	16.8%	24.1%	-730 bps	37.1%	36.2%	90 bps
Net Margin	1.5%	(1.8)%	330 bps	-	-	-	-	-	-	-	-	-	-	-	-

[a] Consolidated results include Natura &Co Latam, Avon International, The Body Shop and Aesop, as well as the Natura subsidiaries in the U.S., France and the Netherlands.
[b] Natura &Co Latam: includes Natura, Avon, TBS Brazil and Hispanic Latam and Aesop Brazil
[c] Q4-20: Includes PPA – Purchase Price Allocation effects
[d] Q4-19: Does not include PPA effects
[e] Expenses related to the management and integration of the Natura &Co Group
[f] Avon-acquisition-related expenses
[g] Related to business separation at Avon North America

	Pró-Forma			Profit and Loss by Business
R$ million	Consolidated [a]			Natura &Co Latam [b]			Avon International			The Body Shop			Aesop
	FY-20 [c]	FY-19 [d]	Ch. %	FY-20 [c]	FY-19 [d]	Ch. %	FY-20 [c]	FY-19 [d]	Ch. %	FY-20	FY-19	Ch. %	FY-20	FY-19	Ch. %
Gross Revenue	47,696.9	43,452.5	9.8	27,584.6	25,344.1	8.8	10,891.5	10,926.2	(0.3)	7,042.5	5,736.5	22.8	2,178.3	1,445.8	50.7
Net Revenue	36,922.0	32,942.2	12.1	20,542.3	18,770.0	9.4	9,097.4	8,843.7	2.9	5,332.9	4,028.7	32.4	1,949.3	1,299.9	50.0
COGS	(13,229.7)	(11,841.3)	11.7	(8,062.8)	(7,194.0)	12.1	(3,822.0)	(3,592.2)	6.4	(1,157.0)	(933.6)	23.9	(188.0)	(121.5)	54.7
Gross Profit	23,692.3	21,100.9	12.3	12,479.6	11,575.9	7.8	5,275.4	5,251.6	0.5	4,175.9	3,095.0	34.9	1,761.4	1,178.3	49.5
Selling, Marketing and Logistics Expenses	(16,426.0)	(13,719.8)	19.7	(8,331.8)	(7,470.0)	11.5	(3,949.8)	(3,414.7)	15.7	(3,144.0)	(2,174.8)	44.6	(1,000.4)	(660.3)	51.5
Administrative, R&D, IT and Projects Expenses	(5,583.9)	(4,528.0)	23.3	(2,607.0)	(2,614.3)	(0.3)	(1,710.0)	(930.7)	83.7	(837.9)	(631.1)	32.8	(425.2)	(351.9)	20.8
Corporate Expenses [e]	(379.7)	(268.5)	41.4	-	(74.0)	-	-	(67.6)	-	-	-	-	-	-	-
Other Operating Income/ (Expenses), Net	47.5	409.4	(88.4)	77.2	413.3	(81.3)	(13.8)	16.1	(185.9)	(20.0)	(19.3)	3.6	2.7	(0.8)	(454.5)
Acquisition Related Expenses [f]	(303.9)	(316.2)	(3.9)	-	-	-	-	(174.7)	-	-	-	-	-	-	-
Transformation/Integration costs	(256.7)	(601.2)	(57.3)	(123.0)	(204.1)	(39.7)	(100.9)	(345.6)	(70.8)	-	(51.5)	-	-	-	-
Depreciation	2,718.9	1,522.3	78.6	874.6	572.0	52.9	814.7	204.4	298.5	761.2	559.9	36.0	268.1	185.9	44.2
EBITDA	3,508.5	3,598.9	(2.5)	2,369.5	2,198.9	7.8	315.5	538.7	(41.4)	935.3	778.2	20.2	606.5	351.4	72.6

Depreciation	(2,718.9)	(1,522.3)	78.6
Financial Income/(Expenses), Net	(1,035.4)	(1,097.3)	(5.6)
Earnings Before Taxes	(245.8)	979.3	(125.1)
Taxes on Holding Company Constitution	0.0	(206.6)	-
Income Tax and Social Contribution	(274.7)	(599.6)	(54.2)
Discontinued operations [g]	(143.1)	-	-
Consolidated net income	(663.7)	173.0	(483.6)
Non-controlling Interest	13.5	-	-
Net income attributable to controlling shareholders	(650.2)	173.0	(475.8)

Gross Margin	64.2%	64.1%	10 bps	60.8%	61.7%	-90 bps	58.0%	59.4%	-140 bps	78.3%	76.8%	150 bps	90.4%	90.7%	-30 bps
Selling, Marketing and Logistics Exp./Net Revenue	44.5%	41.6%	290 bps	40.6%	39.8%	80 bps	43.4%	38.6%	480 bps	59.0%	54.0%	500 bps	51.3%	50.8%	50 bps
Admin., R&D, IT, and Projects Exp./Net Revenue	15.1%	13.7%	140 bps	12.7%	13.9%	-120 bps	18.8%	10.5%	830 bps	15.7%	15.7%	0 bps	21.8%	27.1%	-530 bps
EBITDA Margin	9.5%	10.9%	-140 bps	11.5%	11.7%	-20 bps	3.5%	6.1%	-260 bps	17.5%	19.3%	-180 bps	31.1%	27.0%	410 bps
Net Margin	(1.8)%	0.5%	-230 bps	-	-	-	-	-	-	-	-	-	-	-	-
[a] Consolidated results include Natura &Co Latam, Avon International, The Body Shop and Aesop, as well as the Natura subsidiaries in the U.S., France and the Netherlands.
[b] Natura &Co Latam: includes Natura, Avon, TBS Brazil and Hispanic Latam and Aesop Brazil
[c] FY-20: Includes PPA – Purchase Price Allocation effects
[d] FY-19: Does not include PPA effects
[e] Expenses related to the management and integration of the Natura &Co Group
[f] Avon-acquisition-related expenses
[g] Related to business separation at Avon North America

Consolidated net revenue growth in Q4-20 and FY-20

Q4-20 consolidated net revenue in BRL increased by 24.3% year-on-year (+6.4% at CC), driven by growth across all segments. In FY-20, net revenue increased by 12.1% in BRL (-2.3% at CC) vs. FY-19.

•	Natura &Co Latam: Net revenue rose by 20.5% in BRL in Q4 (+13.0% at CC)

•	Avon International: Net revenue increased 12.1% in BRL in Q4 (-11.5% at CC)

•	The Body Shop: Net revenue increased 48.4% in BRL in Q4 (+9.7% at CC)

•	Aesop: Net revenue growth of 62.1% in BRL in Q4 (+19.3% at CC)

Gross margin

Including PPA effects in Q4-20 at Natura &Co Latam and Avon International

R$ million	Consolidated			Natura &Co Latam			Avon International			The Body Shop			Aesop
	Q4-20 [a]	Q4-19 [b]	Ch. %	Q4-20 [a]	Q4-19 [b]	Ch. %	Q4-20 [a]	Q4-19 [b]	Ch. %	Q4-20	Q4-19	Ch. %	Q4-20	Q4-19	Ch. %
Net Revenue	11,997.3	9,654.5	24.3	6,320.6	5,244.8	20.5	2,868.5	2,558.8	12.1	2,075.9	1,399.2	48.4	732.3	451.8	62.1
COGS	(4,280.0)	(3,450.9)	24.0	(2,452.2)	(2,013.6)	21.8	(1,284.0)	(1,076.0)	19.3	(471.7)	(316.9)	48.9	(72.1)	(44.5)	62.2
Gross Profit	7,717.2	6,203.6	24.4	3,868.5	3,231.2	19.7	1,584.5	1,482.8	6.9	1,604.2	1,082.3	48.2	660.1	407.3	62.1
Gross Margin	64.3%	64.3%	0 bps	61.2%	61.6%	-40 bps	55.2%	57.9%	-270 bps	77.3%	77.4%	-10 bps	90.2%	90.2%	0 bps

[a] Q4-20 includes PPA – Purchase Price Allocation effects
[b] Q4-19 does not include PPA – Purchase Price Allocation effects

Consolidated gross margin in Q4 was stable at 64.3%. Excluding PPA effects on COGS of -R$23.2 million (+R$5.0 million at Natura &Co Latam; -R$28.2 million at Avon International), adjusted consolidated gross margin reached 64.5% in Q4-20 (+20 bps), as shown below:

Without PPA effects in both periods

R$ million	Consolidated			Natura &Co Latam			Avon International			The Body Shop			Aesop
	Q4-20	Q4-19	Ch. %	Q4-20	Q4-19	Ch. %	Q4-20	Q4-19	Ch. %	Q4-20	Q4-19	Ch. %	Q4-20	Q4-19	Ch. %
Net Revenue	11,997.3	9,654.5	24.3	6,320.6	5,244.8	20.5	2,868.5	2,558.8	12.1	2,075.9	1,399.2	48.4	732.3	451.8	62.1
COGS	(4,256.9)	(3,450.9)	23.4	(2,457.1)	(2,013.6)	22.0	(1,255.9)	(1,076.0)	16.7	(471.7)	(316.9)	48.9	(72.1)	(44.5)	62.2
Gross Profit	7,740.4	6,203.6	24.8	3,863.5	3,231.2	19.6	1,612.6	1,482.8	8.8	1,604.2	1,082.3	48.2	660.1	407.3	62.1
Gross Margin	64.5%	64.3%	20 bps	61.1%	61.6%	-50 bps	56.2%	57.9%	-170 bps	77.3%	77.4%	-10 bps	90.2%	90.2%	0 bps

•	Natura &Co Latam’s adjusted gross margin was 61.1% in Q4-20 (-50 bps), due mainly to foreign currency impacts at Natura and Avon brands in Brazil and Avon in Hispanic Latam, partially offset by increased gross margin at Natura brand in Hispanic Latam

•	Avon International’s adjusted gross margin was 56.2% in Q4-20 (-170 bps), mainly due to foreign currency impact, notably from Turkey, Middle East and Africa, and cost pressure on COGS

•	The Body Shop’s gross margin stood at 77.3% in Q4-20, virtually stable vs. last year.

•	Aesop’s gross margin was stable at 90.2%

Consolidated EBITDA

Reported EBITDA was R$1,254.3 million in Q4-20 with margin of 10.5% (-20 bps vs. Q4-19). Adjusted EBITDA was R$1,485.7 million, with an adjusted margin of 12.4% (-130 bps), excluding transformation costs and impairment of certain stores at The Body Shop, impacted by phased investments in brand, R&D and technology, which were concentrated in Q4 after rigorous cost control steps taken in the first half of the year. FY20 reported EBITDA was R$3,508.5 million, with margin of 9.5% (-140 bps), and adjusted EBITDA was R$4,219.5 million, with margin of 11.4% (-80 bps), reflecting pandemic effects on revenue causing operational deleverage. See reconciliation below:

	Consolidated EBITDA
R$ million	Q4-20	Q4-19	Ch. %	FY-20	FY-19	Ch. %

Consolidated EBITDA	1,254.3	1,034.0	21.3	3,508.5	3,598.9	(2.5)
Transformation/Integration costs (1)	87.0	124.1	(29.9)	256.7	601.2	(57.3)
Avon acquisition-related expenses (2)	-	105.9	-	303.9	316.1	(3.9)
Tax credits, recoveries and provision reversal (3)	-	-	-	(97.0)	(399.1)	(75.7)
Assets sale (4)	-	-	-	-	(197.1)	-
Impairment loss on assets and other items (5)	144.5	58.9	145.4	144.5	96.4	49.9
Non-recurring PPA impacts on EBITDA (6)	-	-	-	102.9	-	-
Adjusted EBITDA	1,485.7	1,323.0	12.3	4,219.5	4,016.4	5.1
Adjusted EBITDA Margin	12.4%	13.7%	-130 bps	11.4%	12.2%	-80 bps

(1)	Transformation/Integration costs: Includes integration costs at Natura &Co Latam (costs to achieve synergies), Avon’s Open-Up and Grow costs at Avon International in both years, and The Body Shop in Q4-19

(2)	Avon acquisition-related expenses: Non-recurring costs associated with Avon acquisition, in Q4-19

(3)	Tax credits, recoveries and provision reversal: In FY20 refers to non-recurring provision reversal on social charges at Natura, and Pis and Cofins tax credits at Avon in Brazil. In FY19 refers to non-recurring tax recoveries from previous years, related to ICMS taxes applied on the base of Pis and Cofins taxes at Avon in Brazil

(4)	Asset sale: Gain on sale of Avon North America (New Avon) in 2019, in which Avon Products, Inc. held a 19.9% interest

(5)	Impairment loss on assets and other items: R$144.5 million in Q4-20 in impairment loss at The Body Shop, related to loss-making legacy stores, predominantly in the US, that were previously included in the store closure plan and were further impacted by pandemic effects. In Q4-19 the effects relate to miscellaneous items at Avon International and a write-off of intangible assets at The Body Shop

(6)	Non-recurring inventory PPA impacts in FY20: Relate to non-cash adjustments to Avon’s opening balance sheet, resulting from transactions that occurred in 2019

Financial income and expenses

Net financial expenses were R$248.9 million in Q4-20, a reduction of 36.2% vs. Q4-19, mainly driven by the prepayment of Avon’s 2022 bonds on November 2, 2020 of US$900 million, which resulted in lower interest expense and a positive PPA effect. The quarter also saw lower interest rates in Brazil and net gains on swaps and derivatives, partially offset by financial transaction fees related to the prepayment of Avon bonds and other effects (recorded in “other” below).

The following table details the main changes in our financial income and expenses:

R$ million	Q4-20	Q4-19	Ch. %	FY-20	FY-19	Ch. %
1. Borrowings & Financing, ST Investments and Op. FX Gains/Losses	69.0[a]	(243.6)	(128.3)	(501.8)	(863.5)	(41.9)
2. Judicial Contingencies	(3.1)	23.4	(113.4)	26.8	217.7	(87.7)
3. Other Financial Income and Expenses	(314.8)	(170.0)	85.2	(560.4)	(451.5)	24.1
Lease Interest Expenses	(52.9)	(52.2)	1.4	(229.5)	(198.4)	15.7
Other	(261.9)	(117.8)	122.3	(330.8)	(253.2)	30.7
Financial Income and Expenses, Net	(248.9)	(390.2)	(36.2)	(1,035.4)	(1,097.3)	(5.6)

a. Includes positive PPA impact of R$209.4 million, mainly related to the prepayment of Avon’s 2022 bonds

Underlying Net Income (UNI)

Underlying Net Income was R$249.3 million in Q4, up 47.5% vs. last year, before Avon acquisition-related effects of R$72.0 million, which include: i) transformation costs of R$87.0 million and ii) discontinued operations expenses of R$31.9 million, offset by iii) PPA amortization effect of R$45.2 million and iv) non-controlling interests of R$1.7 million.

Reported net income in Q4 was R$177.4 million, reversing a loss of R$176.1 million in Q4-19, driven by higher EBITDA and lower income tax expense of R$332.7 million vs. Q4-19, partially offset by higher depreciation of R$146.3 million and higher financial expenses of R$183.2 million. Lower income tax expense was driven mainly by tax offsets against Avon’s losses in the UK in the quarter and a non-recurring tax effect in Q4-19 of R$206.6 million related to the constitution of the holding company. In FY-20, underlying net income was R$399.5 million and reported net income was R$(650.2) million, due to impact on activity from the pandemic, Avon acquisition-related PPA and tax effects. Management will recommend to offset losses against capital reserves, subject to approval by the extraordinary shareholders’ meeting, to be held on April 16.

a) Income tax and taxes on holding company constitution

b) Other includes non-controlling interest and discontinued operations

c) Net income attributable to controlling shareholders

Free cash flow and cash position

We ended the quarter with a strong cash position of R$8.3 billion (R$5.8 billion in cash, and R$2.5 billion in short-term deposits), post the US$900 million 2022 Avon bond prepayment in November, in line with projections and well above our minimum thresholds.

The strong cash flow generation of R$1.0 billion in Q4 helped reverse negative cash flow in the first half of the year, despite Avon acquisition costs and Covid-19 impacts. Cash generation in Q4-20 was driven by strong operational results and improvement in working capital, mainly lower inventory at Natura &Co Latam and extended payables at The Body Shop, notably rent deferrals.

R$ million	Q4-20	Q4-19 [c]	Ch. %	FY-20	FY-19 [c]	Ch. %
Net Income (Loss) Reported [a]	177.4	(176.1)	(200.7)	(650.2)	173.0	(475.8)
Depreciation and Amortization	678.0	403.8	67.9	2,718.9	1,522.3	78.6
Non-Cash/Others [b]	(609.1)	654.2	(193.1)	(1,296.0)	(37.7)	3,340.5
Internal Cash Generation	246.3	881.8	(72.1)	772.7	1,657.6	(53.4)
Working Capital Decrease / (Increase)	1,159.7	719.5	61.2	48.3	(481.3)	(110.0)
Cash Generation (Use) Before Capex	1,406.0	1,601.3	(12.2)	821.0	1,176.4	(30.2)
Capex	(376.4)	(264.3)	42.4	(790.7)	(801.7)	(1.4)
Sale of Assets	-	24.7	-	-	417.5	-
Free Cash Flow	1,029.5	1,361.7	(24.4)	30.2	792.1	(96.2)

[a] Attributable to the owners of the Company
[b] Includes the effects of deferred income tax, fixed and intangible assets write-offs, FX on translation of working capital, fixed assets, etc.
[c] 2019 numbers are on an aggregated, estimated and non-audited basis

Capital structure and liquidity

In the quarter, the Group successfully concluded an SEC-registered global follow-on offering of US$1 billion (R$5.6 billion), through the issuance of 121.4 million common shares, subscribed by existing shareholders and new investors, with partial placement in the form of American Depositary Shares (ADSs), adding liquidity to the program.

On November 2nd, 2020 we prepaid the US$900 million Avon 2022 bonds in the amount equivalent to 101.969% plus accrued interest until that date, as well as repaid the promissory note of R$560 million at holding Company level, related to the Avon acquisition.

Strong deleveraging at both Natura Cosméticos and Natura &Co Holding

Natura &Co Holding’s consolidated net debt-to-EBITDA stood at 0.97x in Q4-20, significantly down from 2.17x in Q4-19, including the effects of IFRS 16 (excluding IFRS 16: 1.16x in Q4-20 vs. 2.62x in Q4-19).

Natura Cosméticos’ net debt-to-EBITDA stood at 0.68x in Q4-20, down from 1.92x in Q4-19, including the effects of IFRS 16 (excluding IFRS 16: 0.90x in Q4-20, down from 2.49x in Q4-19, significantly below pre The Body Shop acquisition levels).

	Natura Cosméticos S.A.		Natura &Co Holding S.A.
R$ million	Q4-20	Q4-19	Q4-20	Q4-19
Short-Term	3,062.5	471.0	3,805.6	3,527.2
Long-Term	6,065.3	7,432.0	9,567.6	13,870.6
Gross Debt [a]	9,127.8	7,903.0	13,373.2	17,397.8
Foreign currency hedging (Swaps) [b]	(1,625.8)	(662.1)	(1,625.8)	(662.1)
Total Gross Debt	7,501.9	7,240.9	11,747.4	16,735.7
(-) Cash, Cash Equivalents and Short-Term Investment	(5,151.0)	(2,488.7)	(8,342.3)	(8,935.3)
(=) Net Debt	2,350.9	4,752.2	3,405.0	7,800.4

Indebtedness ratio excluding IFRS 16 effects
Net Debt/EBITDA	0.90x	2.49x	1.16x	2.62x
Total Debt/EBITDA	2.86x	3.80x	4.01x	5.63x

Indebtedness ratio including IFRS 16 effects
Net Debt/EBITDA	0.68x	1.92x	0.97x	2.17x
Total Debt/EBITDA	2.17x	2.93x	3.35x	4.65x

[a] Gross debt excludes PPA impacts of R$449.7 million and excludes lease agreements
[b] Foreign currency debt hedging instruments, excluding mark-to-market effects

4.	Performance by segment

Natura &Co Latam1: The Natura brand posts strong double-digit growth; The Avon brand grows for the second consecutive quarter in Brazil and resumes growth in Hispanic Latam

Net revenue at Natura &Co Latam increased by 20.5% in Q4-20 in BRL (+13.0% at CC), driven by the Natura brand‘s strong 24.7% growth (+16.2% Brazil, +44.5% Hispanic Latam), while the Avon brand was up 16.2% (+4.9% in Brazil, +23.9% in Hispanic Latam). The combined brands in Latin America gained significant market share in the year, consolidating the Group’s clear leadership in the region with over 12% market share, vs. 11.8% in 2019. In Brazil, the brands combined also strengthened market leadership, with market share gains of 4 pp in the quarter, and 0.6 pp in the year. The Natura brand’s performance, both in Brazil and Hispanic Latam, attests to the strength of our digital social selling model on the back of successful Christmas campaigns and a strong innovation pipeline. The Avon brand’s improving trends continued, with revenue growth in Brazil for the second consecutive quarter and a return to growth in Hispanic Latam, including Mexico, its largest single market, as the digital transformation in the region continued. The satisfaction index for Avon representatives in Brazil and Mexico remained strong, even after having reached its highest levels in the last 10 years, driven by aligning commercial practices and continued improved communication as well as social and commercial support. Natura consultant loyalty index in Brazil reached the best-ever level.

The Avon integration in Latam is on track, with important progress in procurement, customer service, financial services, manufacturing, logistics and digital. We launched a new e-commerce platform in Argentina, and implemented digital representative recruitment and CRM initiatives. We unified the credit engine for the Natura and Avon brands in Latam, initiating pilots in various countries, with rollout planned for early 2021. We began piloting multiple orders at any given time for Avon representatives in Brazil, to complement the traditional one order per cycle system, and combined distribution sites and same vehicle delivery for Natura and Avon boxes, optimizing freight. There were strong savings in procurement, despite Covid-19 impacts, and we implemented actions to minimize raw materials and packaging constraints and foreign currency while optimizing working capital.

The Natura brand in Brazil had a strong quarter, with significant market share gains, supported by continued brand preference and a successful Christmas campaign. Our innovation index increased significantly vs. prior year, reaching 67.1% (+870 bps), the highest in the last five years. This increase was driven by the successful relaunch of hero brands such as Tododia, Mamãe e Bebê, Essencial and Biografia, and also important launches in fragrances such as Natura Homem Emocion.e, Luna Absoluta and Kayak Oceano, which performed particularly well on festive dates. Volumes increased, mainly driven by growth in core categories such as fragrances, body care, soaps and deodorants. Growth was also supported by higher consultant activity level and a bigger consultant base. Productivity per consultant grew for the 17th consecutive quarter, by +1.4% in Q4-20. The average available consultant base was up 12.9% vs. Q4-19 (and +2.5% vs Q3-20), reaching 1.2 million consultants. We saw continued progression toward the top tier segments (Silver, Gold and Diamond). Product launches in Brazil include new fragrances such as Essencial Mirra and Essencial Stilo for men and women and a new men’s fragrance Natura Homem Verse; in makeup, a new Una Luz metallic collection; and in body care, Tododia seasonal summer products such as Tododia Lima and Flor de Laranjeira and Ekos Buriti.

Avon’s net revenue in Brazil grew 4.9% in Q4-20 vs. Q4-19, mainly driven by higher representative productivity, higher activity level and a stable average number of representatives. Fashion & Home category sales grew double-digit and Avon focused on “above the mask” make-up products. Brazil had strong innovation driven by fragrances, notably Segno, Aquavibe and Black Suede, and the Color Trend nail polish line grew for the first time since Q1-18 in Brazil. Avon launches in Brazil in the quarter included new shades across all face makeup products, covering the full diversity of Brazilian skin tones. In Hispanic Latam, Natura launched Tododia Mango and Coconut Water with prebiotic nutrition, replicating the successful launch in Brazil in Q3-20. Avon intensified media investments, with the launch of an antiracist manifest and a campaign for a make-up line for black skin.

1 Natura &Co Latam is comprised of the Latin American operations of all the Group’s brands: Natura, Avon, The Body Shop and Aesop. For comparison purposes, 2019 results include aggregated and adjusted (unaudited) information in IFRS to reflect this new segment.

During the year, the Avon brand in Brazil developed actions to increase the brand’s perception as giftable. Considerable advances were made and gifting will continue to be a focus going forward, with a greater presence of best sellers and innovation in gifts. The pilot of the new commercial model, to be rolled out in Q1/Q2-21, was completed.

The Natura brand in Hispanic Latam posted a strong revenue increase of 44.5% in Q4-20 in BRL (+35.8% at CC), supported by growth in all markets, notably Argentina, Chile and Mexico, with productivity increases and an expansion of the consultant base (+16.1%), which reached 814,000. The quarter ended with a significantly higher consultant loyalty index in the region.

The Avon brand in the Hispanic Latam returned to growth, of +23.9% in Q4-20 in BRL (+3.0% at CC). The region saw improving trends towards the end of Q3, which continued throughout Q4, notably Argentina, Chile and Mexico, with a sequential increase in the number of representatives. Certain markets in Hispanic Latam successfully launched gift sets for the first time.

The use of digital assets was fundamental for our business and consultants. The number of Natura consultants trained on digital tools continued to increase vs. last year, and, as a result, there has been a continuous increase in adoption. The interactive e-brochure continued to gain penetration and has allowed us to significantly grow sales through our digital platforms, notably in Argentina. We launched a gift dedicated section in the Natura app for consultants, with the objective of offering consultants and consumers gifts all year long. At the end of Q4 we neared 1.1 million Natura consultant online stores, 49% more than in Q4-19, with a significant year-on-year increase in the number of orders (over 40%) and visits (over 50%). At Avon, e-brochure sales gained relevance and continued to post significant growth, of 59% in Brazil in Q4, and the number of consumer visits to the e-brochure reached an average of 3.1 million per month.

In the retail channel, all our Natura and The Body Shop stores operated with continued restrictions. We ended the quarter with over 700 stores, including 70 Natura own stores, over 140 The Body Shop stores and over 500 Natura franchised stores. The expansion of our multichannel model has offered consumers a superior shopping experience, increasing touch points and consequently increasing the number of new consumers. Leveraging on Natura’s digital platform, The Body Shop in Brazil launched a new e-commerce site, significantly improving customer experience.

We launched the &Co Pay platform in Q3, and in Q4 we initiated the rollout for the Natura brand in Brazil, (Natura Pay). We were able to create a seamless experience for consultants and have seen substantial adoption. The next step in the roadmap will be to launch this platform for Avon representatives, under the name of Avon Pay, in Q1-21, which will help drive productivity by allowing them to make or receive payments and transfers through a digital account, while benefiting from many other financial services, including debit and credit cards, loans, microcredit and loyalty programs. &Co Pay is also an enabler to promote digital and financial inclusion to our consultants and reps. This is a scalable model in which we orchestrate the payment platform supported by four licensed partners.

Natura &Co Latam: Financial analysis

Reported EBITDA was R$716.6 million with margin of 11.3% (+50 bps). Adjusted EBITDA, excluding transformation costs, was R$774.1 million vs. R$579.2 million in Q4-19, with adjusted EBITDA margin of 12.2% (+120 bps), thanks to strong revenue growth and operational leverage at both Natura and Avon. In FY20, reported EBITDA was R$2,369.5 million and EBITDA margin was 11.5% (-20 bps). Adjusted EBITDA was R$2,437.8 million and adjusted EBITDA margin was 11.9% (+150 bps).

A reconciliation between EBITDA and adjusted EBITDA is presented below:

R$ million	Q4-20	Q4-19	Ch. %	FY-20	FY-19	Ch. %

EBITDA	716.6	567.8	26.2	2,369.5	2,198.9	7.8
Tax credits, recoveries and provision reversal	-	-	-	(97.0)	(399.1)	(75.7)
Transformation/Integration costs	57.5	11.4	402.2	123.0	204.1	(39.7)
Assets sale	-	-	-	-	(59.3)	-
Non-recurring PPA impacts on EBITDA	-	-	-	42.3	-	-
Impairment loss on assets and other items	-	-	-	-	4.6	-
Adjusted EBITDA	774.1	579.2	33.6	2,437.8	1,949.2	25.1

Adjusted EBITDA Margin	12.2%	11.0%	120 bps	11.9%	10.4%	150 bps

Excluding PPA effects on SG&A expenses, Selling, Marketing & Logistics expenses represented 39.9% of net revenue (+50 bps), due to phasing of investments across brands, R&D and technology for continued sustainable growth.

Excluding PPA effects, Administrative, R&D, IT and Project Expenses reached 11.6% of net revenue (-270 bps) in the quarter, largely driven by net revenue growth at both brands and higher productivity across businesses.

R$ million	Q4-20	PPA impacts	Q4-20 ex-PPA	Q4-19	Ch. % ex-PPA	FY-20	PPA impacts	FY-20 ex-PPA	FY-19	Ch. % ex-PPA
Selling, Marketing and Logistics Expenses	(2,540.6)	(16.9)	(2,523.7)	(2,065.6)	22.2	(8,331.8)	(126.1)	(8,205.8)	(7,470.0)	9.8
Administrative, R&D, IT and Projects Expenses	(717.6)	18.7	(736.3)	(748.3)	(1.6)	(2,607.0)	37.2	(2,644.2)	(2,614.3)	1.1
SG&A Expenses	(3,258.2)	1.8	(3,260.0)	(2,813.9)	15.9	(10,938.9)	(88.9)	(10,849.9)	(10,084.3)	7.6

Selling, Marketing and Logistics Exp./ Net Revenue	40.2%	-	39.9%	39.4%	50 bps	40.6%	-	39.9%	39.8%	10 bps
Admin., R&D, IT, and Projects Exp./ Net Revenue	11.4%	-	11.6%	14.3%	-270 bps	12.7%	-	12.9%	13.9%	-100 bps

Avon International: Growth in the UK for the first time in a decade; improving fundamentals

Avon started Q4 with improving trends, but revenue was impacted by the second wave of the pandemic, resulting in heightened restrictions, especially in Central and Eastern Europe, which have been more severely hit. Average active representatives improved sequentially (+11.4% vs. Q3-20) as a result of recovery actions, despite new lockdowns in several markets, but declined 7.3% vs Q4-19. Avon International gained market share in color in the quarter, driven by key markets where beauty categories declined. In Russia, market share improved sequentially since Q2 and the Philippines posted strong share gain in fragrance in the quarter. The U.K. was again a highlight, posting growth vs. Q4 last year for the first time in a decade, supported by growth in skin and body care, and gaining market share for the third consecutive quarter, driven by the color category. Average sales and units sold per representative increased over prior year in Western Europe and APAC, while continuing to reduce discounts.

Net revenue grew 12.1% in Q4-20 and was down -11.5% at CC, with several key markets impacted by the second wave of Covid-19. Units sold declined 17.6% vs. Q4-19, while showing a sequential improvement since the strong pandemic impacts in Q2. Beauty categories were more impacted, as were Christmas-related purchases.

Avon continued to take action to strengthen fundamentals, simplifying the commercial model by shifting to a new earnings structure and reducing to monthly campaigns across all markets by the end of 2020, ahead of plan, which will harmonize planning and reduce costs. In the quarter, Avon’s new visual identity was fully deployed across brochures and digital content. The Avon brand’s social media reach and positive mentions (ex-Latam) were both 10 pp higher than in Q3-20, driven by the Watch Me Now campaign. The roadmap foresees different phases for this campaign, including representatives’ stories and content to be launched in early 2021. Avon Worldwide channels have reached 14 million people in Q4 and gathered a community of 21 million Facebook followers across all markets. The pilot for the new representative segmentation model started in South Africa, building on learnings from Natura.

In terms of progress on integration, there are now multiple examples of the Group leveraging Avon’s supply chain, beyond the rapid retooling of operations that took place during Covid-19 to produce essential products for the Group. Avon’s Poland manufacturing facility successfully completed the pilot to produce Body Butter, one of The Body Shop’s most iconic products, with production to be initiated in 2021.

Engagement across the suite of Avon digital tools increased vs the prior year, as measured by revenues, traffic and adoption. During the quarter, Avon launched the first ever digital Foundation Finder, piloting in e-commerce in South Africa.

Digital performance accelerated in the quarter, with digital sales and AvonOn adoption increasing by approximately 100% vs. prior year and growth in all markets. In the UK, the number of active representatives who used the AvonOn platform at least once a month doubled to reach over 60% in Q4-20, and the number of active representatives sharing content and e-brochures nearly tripled vs. Q4-19. E-brochure sales were up by nearly 300% in Q4 vs. prior year.

Launches in the quarter included breakthrough innovation in hero skin care line Anew, now powered by Protinol™, a scientific discovery made by Avon which accelerates collagen production. In color, the Sparkle lipstick in the Pearlesque collection gained the first ever augmented filter, with double-digit growth in key markets, and the Glowing for Gold eyeshadow palette posted high double-digit growth across all markets.

Net revenue of the Avon brand, including Latin America and Avon International, grew 14.1% in BRL in Q4 (-4.5% at CC). In FY20, revenue grew 0.4% in BRL (-14.5% at CC).

Avon International: Financial analysis

Avon International’s reported EBITDA was R$98.3 million in Q4-20 and adjusted EBITDA was R$118.9 million. Reported EBITDA margin was 3.4% and adjusted EBITDA margin was 4.1% (-560 bps), due to the impact of lower revenue (-11.5% at CC), foreign currency impacts as well as higher strategic investments in brand, digital and commercial areas to accelerate future growth. In FY20, reported EBITDA was R$315.5 million and EBITDA margin was 3.5%. Adjusted EBITDA was R$477.1 million and adjusted EBITDA margin was 5.2% (-610 bps).

A reconciliation between EBITDA and adjusted EBITDA is presented below:

R$ million	Q4-20	Q4-19	Ch. %	FY-20	FY-19	Ch. %

EBITDA	98.3	42.0	133.9	315.5	538.7	(41.4)
Transformation/Integration costs	20.7	94.0	(78.0)	100.9	345.6	(70.8)
Assets sale	-	-	-	-	(137.7)	-
Non-recurring PPA impact on EBITDA	-	-	-	60.6	-	-
Impairment loss on assets and other items	-	43.0	-	-	75.9	-
Acquisition related expenses	-	68.5	-	-	174.7	-
Adjusted EBITDA	118.9	247.4	(51.9)	477.1	997.2	(52.2)

Adjusted EBITDA Margin	4.1%	9.7%	-560 bps	5.2%	11.3%	-610 bps

Excluding PPA effects on SG&A expenses, Selling, Marketing & Logistics expenses reached 40.4% of net revenue (+230 bps), largely due to higher strategic investments in brand, digital and commercial areas to accelerate future growth, lower revenue and unfavorable foreign currency impacts, partially offset by lower bad debt and other savings.

Excluding PPA effects, Administrative, R&D, IT and Project expenses reached 14.6% of net revenue (+290 bps) in the quarter, mainly due to lower revenue and foreign currency impacts.

R$ million	Q4-20	PPA impacts	Q4-20 ex-PPA	Q4-19	Ch. % ex-PPA	FY-20	PPA impacts	FY-20 ex-PPA	FY-19	Ch. % ex-PPA
Selling, Marketing and Logistics Expenses	(1,184.4)	(25.1)	(1,159.3)	(975.8)	18.8	(3,949.8)	(133.2)	(3,816.5)	(3,414.7)	11.8
Administrative, R&D, IT and Projects Expenses	(502.1)	(82.5)	(419.6)	(299.4)	40.2	(1,710.0)	(298.4)	(1,411.7)	(930.7)	51.7
SG&A Expenses	(1,686.5)	(107.6)	(1,578.9)	(1,275.2)	23.8	(5,659.8)	(431.6)	(5,228.2)	(4,345.4)	20.3

Selling, Marketing and Logistics Exp./ Net Revenue	41.3%	-	40.4%	38.1%	230 bps	43.4%	-	42.0%	38.6%	340 bps
Admin., R&D, IT, and Projects Exp./ Net Revenue	17.5%	-	14.6%	11.7%	290 bps	18.8%	-	15.5%	10.5%	500 bps

The Body Shop: Strong performance driven by our omnichannel approach

In Q4-20, The Body Shop posted net revenue of R$2,075.9 million, up by 48.4% in BRL (+9.7% at CC), largely driven by direct channels, with At-Home sales growth of 206% and e-commerce growth of 72%, as well as a significant reduction in discounts. Together, e-commerce and At-Home represented 40% of total sales in the period and more than offset lost retail sales. UK and Australia were the key drivers of revenue expansion this quarter, with an exceptional omnichannel performance. Revenue was also supported by the acquisition of The Body Shop head franchise in Japan, which is now included in retail store revenue.

Black Friday delivered satisfactory results with 33% sales growth vs. last year, even with the continued strategy of reducing discounts (by 13 percentage points). With only 78% of own stores open in December (vs. 97% in September), primarily in Europe as the pandemic’s second wave resulted in new lockdowns, store sales were down 23% vs. Q4-19. In line with the Group’s digitalization strategy, we launched a new global company website, which enhanced consumer experience and increased the number of new customers. In the quarter, 50% of total sales were made by new customers. As part of our strategy to expand our omnichannel model in North America, we grew our At-Home channel to nearly 8,000 consultants.

New launches in the quarter included Seasonal Body Care range with new Winter Jasmin Fragrance, and the new Lemon Hygiene range. Successful gifting categories included hero products such as Ginger hair care range and accessibly priced novelty gifts, such as the new Hand Cream and Bath Blends gifts, in addition to Advent calendars which posted spectacular growth versus the prior year, notably in At-Home.

Reported EBITDA in Q4-20 reached R$348.3 million, with EBITDA margin of 16.8% (-730 bps), impacted by a R$144.5 million impairment related to loss-making legacy stores, predominantly in the US, which were previously included in the original store closure plan and were further impacted by the pandemic effects. Adjusted EBITDA margin excluding impairment was 23.7% (-290bps), mainly due to the pandemic’s impact on retail sales, especially in Europe, as well as channel mix effects, including the Japan buyback. FY20 reported EBITDA margin was 17.5% and adjusted EBITDA margin was 20.2% (-80 bps).

A reconciliation between EBITDA and adjusted EBITDA is presented below:

R$ million	Q4-20	Q4-19	Ch. %	FY-20	FY-19	Ch. %

EBITDA	348.3	337.0	3.4	935.3	778.2	20.2
Transformation/Integration costs	-	18.7	-	-	51.5	-
Impairment loss on assets and other items	144.5	15.9	808.8	144.5	15.9	808.8
Adjusted EBITDA	492.8	371.6	32.6	1,079.8	845.6	27.7
Adjusted EBITDA Margin	23.7%	26.6%	-290 bps	20.2%	21.0%	-80 bps

The quarter ended with 1,049 own stores and 1,590 franchise stores, with 93 net store closures (own and franchise) since Q4-19. The increase in own stores is mainly explained by the Japan operation buyback. In the year, we rolled out the new concept store to 13 existing stores and opened 3 new markets with head franchise in Eastern Europe. The chart below shows the store count evolution:

Store	The Body Shop store count
	Q4-20	Q3-20	Q4-19	Change vs. Q3-20	Change vs. Q4-19
Own	1,049	959	985	90	64
Franchise	1,590	1,702	1,747	(112)	(157)
Total	2,639	2,661	2,732	(22)	(93)

Aesop: Outstanding growth driven by consumer shift to online and Asia recovery

Aesop posted outstanding net revenue growth of 62.1% in Q4-20 in BRL and +19.3% in constant currency, driven by a remarkable performance in Asia, notably Japan, now the company’s largest single market, as well as Taiwan and Korea, while sales in Europe, Australia and New Zealand suffered due to the second wave of Covid-19 lockdowns and a drop in travel. Retail like-for-like sales were down 4%, offset by 190% growth in online sales, representing almost 30% of total revenue, driven by the shift of consumer behavior and digital innovation features, such as live assistance, new payment platforms, same day delivery, click & collect and the WeChat e-boutique in Asia. The “adore beauty” live chats in December significantly contributed to increase Aesop’s page sessions and sell-out sales. In addition, successful Singles’ Day, Black Friday and Festive dates campaigns resulted in FY20 net revenue growth of 50.0% in BRL (+13.2% at CC).

Aesop intensified innovation in its home category with a launch of its first ever candle collection, in time for the Christmas season. In lieu of gift-wrapping, Aesop contributed for every gifting transaction to the Australian Literacy and Numeracy Fund, as part of its social responsibility practices.

Q4-20 EBITDA stood at R$271.6 million, up 66.1%, with EBITDA margin of 37.1% (+90 bps), driven by top line sales growth and cost discipline. FY20 EBITDA margin was 31.1% (+410 bps), driven by strong sales growth, strict cost discipline and utilization of government support programs related to the Covid-19 pandemic.

Signature stores totalled 247 in the quarter, same as Q4-19, as the store roll out plan was put on hold due to Covid-19. A store count table is provided below:

Doors	Aesop door count
	Q4-20	Q3-20	Q4-19	Change vs. Q3-20	Change vs. Q4-19
Signature stores	247	245	247	2	-
Department	91	90	99	1	(8)
Total	338	335	346	3	(8)

5.	Social and environmental performance

(all actions refer to Natura &Co Group, unless stated otherwise)

•	This quarter, we joined/partnered with:

o	One Planet Business for Biodiversity (OP2B): A unique international cross-sector, action-oriented business coalition on biodiversity with a specific focus on agriculture, launched in 2019. The coalition is determined to drive transformational systemic change and catalyze action to protect and restore cultivated and natural biodiversity within value chains and develop and promote policy recommendations for the 2021 CBD COP15 framework.

•	Nominations and certifications:

o	Corporate Knights: Recognized as one of the 100 most sustainable companies in the Corporate Knights ranking.

o	Dow Jones Sustainability Index (DJSI): Listed on the emerging markets index for the 7th consecutive year.

o	Corporate Sustainability Index (ISE): Listed on the B3 (São Paulo stock exchange) index for the 16th consecutive year.

o	B-Corp certification: On December 4, the Natura brand was certified for the third consecutive time, achieving its best score since 2014 (153 points out of 200 in total). Three of our four brands are certified (Aesop, Natura and The Body Shop) and this quarter, Natura &Co as a Group received B-Corp certification, becoming the largest certified company in the world.

o	Most remembered brand on diversity issues: The Natura brand was the first brand in a ranking of ten companies according to the Oldiversity study, which assesses long-term impacts of the diversity agenda. The Avon brand was also part of the ranking.

o	Great Place to Work: The Natura brand was recognized as one of the 25 best companies in the world to work, according to the World’s Best Workplaces 2020 ranking, organized by Great Place to Work in partnership with Fortune.

o	Ethical trade: The Natura brand obtained UEBT certification (Union for Ethical BioTrade) attesting to the sustainability of the natural ingredients supply chain for the Ekos product line.

o	Carbon Disclosure Project (CDP): The Natura brand was recognized by CDP as a Supplier Engagement Leader in 2020, raising the level of climate ambition throughout our value chain.

•	Campaign and program launch:

o	The Body Shop’s TikTok Challenge: “Fight female homelessness” campaign that aims to help raise awareness and funds to support women and children experiencing homelessness as consequence of family violence. For every challenge using the hashtag #ShesJustLikeYouAndMe, The Body Shop donated US$5 to Launch Housing.

o	The Body Shop’s World Kindness Day: Launched on November 13th, 2020, the campaign offered the chance for the associates to take the day off work with a clear purpose: be kind to themselves, look after their wellbeing and recharge in whatever way worked best for them.

o	Aesop’s Circular Packaging Trial: Launched in Oct 2020 in our Adelaide stores in Australia. Offered for our Facial Cleanser formulations in 200ml glass bottles, the purpose of the trial was to assess customer engagement in a packaging re-use solution. This trial is an instrumental first step as we look to scale our circular packaging solutions across other products and markets.

Natura 2020 Ambition KPIs:

In 2014, the Natura brand launched its 2050 Sustainability Vision, a long-term social and environmental commitment. It guides the entire business to generate positive impact and contribution for the protection and regeneration of our ecosystem. The first milestone of this plan is the 2020 Ambition, a set of targets that the Natura brand delivered in 2020.

The 2020 Natura ambition KPIs presented in the table below, are already in line with the three pillars of Natura &Co’s Commitment to Life Vision for 2030. Starting in Q1-21, we will report Natura &Co’s consolidated performance of the 2030 plan.

Natura &Co 2030 Vision	Scope	Indicator	Unit	2020 ambition	Results					
					Q1-20	Q2-20	Q3-20	Q4-20	Status	Highlights Q4-20
To address the Climate Crises and protect the Amazon	Natura: Brazil	Accumulated Amazon business volume[1]	R$ billion	1	1.86	1.93	2.02	2.14		The 2020 ambition has been exceeded. Q4-20 up by 33% vs previous quarter from an increase in Amazon inputs.
	Natura: Brazil	Consumption of Amazon Inputs	% (R$ Amazon Inputs /R$ total inputs purchased)	30	13.3	12.8	14.3	16.5		Result improved this quarter, but it remains below 2020 ambition. Exchange rate effects on our raw materials total spend strongly impacted this indicator. Commitment to Life will keep tracking bio-ingredients and contribute to positive impact in the Amazon region.
	Natura: Brazil + Latam	Relative Carbon Emissions (Scopes 1, 2 and 3)	kg CO_2e/kg billed products	2.15	3.31	3.09	2.95	2.87		Positive results mainly due to good performance of catalougue digitization and low carbon products, such as basic hygiene products and refills. 2020 ambition was established according to the projections of economic and portfolio scenarios that differed from expectations. We reinforce our commitment with climate agenda and all lessons learned will be addressed in net zero strategy for 2030.
To defend Human Rights and be Human-Kind	Natura: Brazil	Crer Para Ver revenues	R$MM	-	8.7	19.2	36.1	55.9		Positive results, showing growth of this sell category and highlighting consultant engagement in the cause of education.
	Natura: Latam			-	3.8	7.2	12.4	17.9		
	Natura: Brazil + Latam	Women In Leadership Positions Index (Director Level and Above)	%	50	43	43	48	51		Our strategy to guarantee gender equality of finalist candidates in recruiting processes has been effective, and results are fast approaching the target.
To embrace Circularity and Regeneration	Natura: Brazil + Latam	Eco-Efficient Packaging	% (eco-efficient packaging units billed/total units billed)	40	20	19	18	18		In line with previous quarter. To work toward our ambitious goal, we seek packaging evolution, with the Eco Design Committee, prioritization of recycled and renewable materials, and refill options. We highlight the expansion of refills to other categories (a project in execution), which will certainly push this KPI forward.
	Natura: Brazil	Packaging equivalent collected (Reverse Logistics)	% (in ton eq. of generated packaging)	50	50	32	41	50		2020 ambition achieved, despite the Covid-19 impact in recycling chains.
	Natura: Latam			-	15	13	23	36		
All three pillars above	Natura: Brazil + Latam	Sustainability Vision Index 2020[3]	%	100	71	70	81	83		Results +2% higher vs previous quarter. 2020 ambitions contributed to significant achievements in Natura processes and products. For the new decade to expand our connections and inaugurate a new chapter, we pledge to strengthen our ambitions, in line with with Natura &Co 2030 Vision.

[1] Accumulated Amazon business volume since 2010

[2] Ecoefficient packagings are those with at least 50% less weight compared to the regular / similar packaging, or comprising 50% post-consumer recycled material and/or renewable non-cellulosic source material, that do

[3] The index includes other indicators of the Sustainability Vision, in addition to those reported in the table above

6.	Capital Markets

Subsequent Event:

On February 4, 2021, the Company announced a share repurchase program, concluded on February 8, 2021, for a total of 631,358 common shares, acquired at market prices in the Brazilian stock exchange. The shares may be used to meet the Company's obligations arising from its restricted share and stock options programs, and may also be held in treasury, disposed of or cancelled under the terms of the law.

7.	Stock Performance (NTCO3/NTCO)

NTCO3 shares traded at R$52.5 at the end of Q4-20 on the B3 stock exchange, an appreciation of 2.7% in the quarter. Average Daily Trading Volume (ADTV) for the quarter was R$377.4 million, an increase of 140.0% vs Q4-19. NTCO traded at US$20.17 at the end of Q4-20 on NYSE, +10.8% in the quarter.

In the year, NTCO3 appreciated 35.8% vs. 2019, with ADTV of R$343.3 million, an increase of 165.0% vs. 2019. NTCO traded at US$20.17 at the end of the year, +3.6% vs. 2019.

On December 31, 2020, the Company’s market capitalization was R$72.2 billion, vs. R$33.5 billion in 2019, an increase of 115.6%, and the Company’s capital was comprised of 1,375,018,140 common shares, vs. 865,659,942 on December 31, 2019.

Below is the performance of NTCO3 and NTCO in the quarter:

8.	Fixed Income

Below is a table with details of all public debt instruments outstanding per issuer as of December 31, 2020:

Issuer	Type	Issuance	Maturity	Principal (million)	Nominal Cost (per year)
Natura Cosméticos S.A.	Bonds - 1st issue	02/01/2018	02/01/2023	US$ 750.0 (1)	5.375%
Natura Cosméticos S.A.	Debenture - 7th issue	09/25/2017	09/25/2021	BRL 1,827.3	DI + 1.75% per year
Natura Cosméticos S.A.	Debenture - 9th issue	09/21/2018	09/21/2021	BRL 308.3	110.5% DI tax
			09/21/2022	BRL 302.7	112% DI tax
Natura Cosméticos S.A.	Debenture - 10th issue 1st series	08/28/2019	08/26/2024	BRL 400.0	DI + 1.00 per year
		08/29/2019	08/26/2024	BRL 95.7	DI + 1.15 per year
				BRL 686.2	DI + 1.15 per year
				BRL 394.5	DI + 1.15 per year
Natura Cosméticos S.A.	Promissory Notes - 1st issue	05/04/2020	05/04/2021	BRL 250.0	DI + 3.25% per year
Avon Products, Inc.	Unsecured Bonds	03/12/2013	03/15/2023	US$ 461.9	7,000%(2)
Avon Products, Inc.	Unsecured Bonds	03/12/2013	03/15/2043	US$ 216.1	8,950%(2)
Natura &Co Holding	Promissory Notes - 2nd issue	05/04/2020	05/04/2021	BRL 500.0	DI + 3.25% per year

(1) Principal and interests fully hedged (swapped to BRL). For more information, see the explanatory notes to the Company’s financial statements.
(2) Coupon based on current credit ratings, governed by interest rate adjustment clause

Ratings

Below is a table with our current credit ratings:

Natura Cosméticos S.A.
Agency	Global Scale	National Scale	Outlook
Standard & Poor's	BB	brAAA+	Stable
Fitch Ratings	BB	AA+ (bra)	Stable

Avon International
Agency	Global Scale	National Scale	Outlook
Standard & Poor's	BB-	-	Stable
Fitch Ratings	BB	-	Stable
Moody'sa	Ba3	-	Stable

[a] Ugraded on March 3, 2021.

9.	Synergies

As disclosed on May 7, 2020 Natura &Co raised its estimated synergy gains from the business combination with Avon Products, Inc by another US$100 million, bringing total expected synergies to between US$300 million and US$400 million on a recurring annual basis, including new revenue synergies at Natura &Co Latam and cost synergies at Avon International. These amounts are calculated at an exchange rate of US$1/R$5. The earlier calculation was made at US$1/R$3.87 and would be equivalent to between US$390 million and US$520 million, up from between US$200 million to US$300 million. These synergies are expected to be captured in full by 2024. The estimated one-time costs to achieve synergies over this period will be US$190 million, up from US$125 million.

10.	Appendices

Consolidated Balance Sheet

ASSETS (R$ million)	Dec-20	Dec-19	LIABILITIES AND SHAREHOLDER'S EQUITY (R$ million)	Dec-20	Dec-19

CURRENT ASSETS			CURRENT LIABILITIES
Cash and cash equivalents	5,821.7	4,513.6	Loans, financing and debentures	3,805.6	3,354.4
Securities	2,520.6	1,025.8	Leasing	1,059.7	542.1
Trade receivables	3,597.5	1,685.8	Trade payables and forfait operations	6,774.2	1,829.8
Inventories	4,544.3	1,430.6	Payroll, profit sharing and social changes	1,340.7	560.4
Recoverable taxes	1,071.3	395.6	Tax liabilities	785.4	320.9
Income tax and social contribution	242.1	113.5	Income tax and social contribution	441.3	388.2
Derivatives	139.9	-	Dividends and interest on shareholders' equity payable	-	95.9
Other current assets	616.1	265.2	Derivative financial instruments	61.2	11.8
Other non-current assets held for sale	181.3	-	Provision for tax, civil and labor risks	58.8	18.7
Total current assets	18,734.8	9,430.1	Other current liabilities	1,832.8	396.4
			Total current liabilities	16,159.6	7,518.4
NON CURRENT ASSETS
Recoverable taxes	932.2	409.2	NON CURRENT LIABILITIES
Income tax and social contribution	478.5	334.7	Loans, financing and debentures	10,017.3	7,432.0
Deferred income tax and social contribution	1,339.7	374.4	Leasing	2,798.8	1,975.5
Judicial deposits	566.2	337.3	Payroll, profit sharing and social changes	43.8	-
Financial derivatives instruments	1,768.1	737.4	Tax liabilities	109.5	122.6
Securities	16.1	7.4	Deferred income tax and social contribution	1,288.0	450.6
Other non-current assets	1,527.7	83.8	Provision for tax, civil and labor risks	2,000.4	201.4
Total long term assets	6,628.5	2,284.2	Other non-current liabilities	1,113.1	121.7
			Total non-current liabilities	17,370.9	10,303.7
Property, plant and equipment	5,235.1	1,773.9
Intangible assets	26,917.1	5,076.5	SHAREHOLDERS' EQUITY
Right of Use	3,402.0	2,619.9	Capital stock	12,378.0	1,485.4
Total non-current assets	42,182.8	11,754.5	Treasury shares	(11.7)	0.0
			Capital reserves	11,052.1	1,210.9
			Retained earnings	120.2	(149.0)
			Accumulated losses	(759.9)	-
			Equity valuation adjustment	4,585.6	815.0
			Equity attributable to owners of the Company	27,364.3	3,362.3
			Non-controlling interest on subsidiaries' equity	22.8	-

TOTAL ASSETS	60,917.6	21,184.5	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	60,917.6	21,184.5

Consolidated Income Statement- Including Purchase Price Allocation (PPA) Amortization

R$ million	Q4-20	Q4-19	Ch. %	FY-20	FY-19	Ch. %
NET REVENUE	11,997.3	4,652.0	157.9	36,922.0	14,444.7	155.6
Cost of Products Sold	(4,280.0)	(1,292.6)	231.1	(13,229.7)	(4,033.5)	228.0
GROSS PROFIT	7,717.2	3,359.4	129.7	23,692.3	10,411.2	127.6
OPERATING (EXPENSES) INCOME
Selling, Marketing and Logistics Expenses	(5,091.4)	(1,941.1)	162.3	(15,702.8)	(6,395.6)	145.5
Administrative, R&D, IT and Project Expenses	(1,785.2)	(695.6)	156.6	(5,956.0)	(2,405.6)	147.6
Impairment losses on trade receivables	(155.4)	(56.9)	173.2	(727.7)	(209.5)	247.3
Other Operating Income (Expenses), Net	(109.0)	(49.9)	118.5	(516.2)	(49.3)	946.8
INCOME (LOSS) FROM OPERATIONS BEFORE FINANCIAL RESULT	576.3	616.0	(6.5)	789.6	1,351.2	(41.6)
Financial Income	1,183.9	682.1	73.6	4,738.4	1,955.8	142.3
Financial Expenses	(1,432.8)	(957.0)	49.7	(5,773.8)	(2,795.9)	106.5
INCOME (LOSS) BEFORE INCOME TAX AND SOCIAL CONTRIBUTION	327.3	341.1	(4.0)	(245.8)	511.2	(148.1)
Taxes on Holding Company Constitution	-	(206.6)	(100.0)	-	(206.6)	(100.0)
Income Tax and Social Contribution	(82.0)	(112.2)	(26.9)	(274.7)	(149.1)	84.3
INCOME (LOSS) FROM CONTINUED OPERATIONS	245.3	22.3	999.9	(520.6)	155.5	(434.8)
Income (Loss) from discontinued operations	(69.7)	-	-	(143.1)	-	-
NET INCOME (LOSS) FOR THE PERIOD	175.7	22.3	687.5	(663.7)	155.5	(526.9)
Attributable to controlling shareholders	177.4	22.3	695.3	(650.2)	155.5	(518.2)
Attributable to non-controlling shareholders	(1.7)	-	-	(13.5)	-	-

Purchase Price Allocation (PPA) Amortization

R$ million	Q4-20	FY-20
NET REVENUE	-	-
Cost of Products Sold	(23.2)	(147.4)
GROSS PROFIT	(23.2)	(147.4)
Selling, Marketing and Logistics Expenses	(42.0)	(259.3)
Administrative, R&D, IT and Project Expenses	(63.8)	(261.2)
Impairment losses on trade receivables	-	-
Other Operating Income (Expenses), Net	(2.0)	(10.8)
Transformation/Integration Costs	0	0
Financial Income/(Expenses), net	209.4	363.2
Income Tax and Social Contribution	1.5	80.1
Discontinued operations	(37.8)	(37.8)
INCOME (LOSS) FROM CONTINUED OPERATIONS	42.1	(273.1)

Consolidated Statements of Cash Flow

R$ million	Dec-20	Dec-19

CASH FLOW FROM OPERATING ACTIVITIES	4,472.0	2,590.4
Increase (Decrease) in:
Trade receivables	(1,308.0)	(212.8)
Inventories	(1,444.7)	(194.7)
Recoverable taxes	(770.1)	(6.4)
Other assets	152.8	(56.4)
Domestic and foreign trade payables	1,004.2	117.1
Payroll, profit sharing and social charges, net	749.6	(15.9)
Tax liabilities	382.7	91.5
Other liabilites	(31.1)	21.2

OTHER CASH FLOWS FROM OPERATING ACTIVITIES
Recovery (payment) of income tax and social contribution	(331.5)	(321.3)
Accruals (payments) of judicial deposits	66.2	9.7
Payments related to tax, civil and labor lawsuits	(134.6)	(27.2)
Payments due to settlement of derivative operations	(38.8)	(66.4)
Interest paid on lease	(225.4)	(134.6)
Payment of interest on borrowings, financing and debentures	(1,257.7)	(493.9)
NET CASH GENERATED BY (USED IN) OPERATING ACTIVITIES	1,285.6	1,300.4

CASH FLOW FROM INVESTING ACTIVITIES
Cash from merger of subsidiary	2,661.9	-
Additions of property, plant and equipment and intangible assets	(674.2)	(586.4)
Proceeds from sale of property, plant and equipment and intangible assets	104.2	22.7
Investment in securities	(10,371.5)	(7,161.5)
Redemption of securities	9,008.9	7,345.4
Redemption of interest on investments and securities	52.7	65.5
Investments in subsidiaries	(102.9)	-

NET CASH GENERATED BY (USED IN) BY INVESTING ACTIVITIES	679.1	(314.3)

CASH FLOW FROM FINANCING ACTIVITIES
Amortization of lease - principal	(843.3)	(497.9)
Amortization of loans, financing and debentures – principal	(8,483.9)	(2,643.6)
New loans, financing and debentures	1,354.8	5,346.1
Acquisition of treasury shares, net of option strike price received	51.1	(2.6)
Payment of dividends and interest on capital for the previous year	(133.9)	(152.9)
Receipts (payments) to settle derivative operations	211.7	4.0
Obligation of the acquiree incurred by the acquirer	(370.8)	-
Receipts from stock options exercise	-	52.7
Capital increase	7,436.7	206.6
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(777.6)	2,312.4

Effect of exchange variation on cash and cash equivalents	121.0	0.1

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,308.1	3,298.5
Opening balance of cash and cash equivalents	4,513.6	1,215.0
Closing balance of cash and cash equivalents	5,821.7	4,513.6
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,308.1	3,298.5

11.	Conference call and webcast

Webcast link: ri.naturaeco.com

12.	Glossary

Abihpec: Brazilian Association of the Personal Hygiene, Perfumery and Cosmetics Industry

ADR: An American Depositary Receipt is a negotiable certificate issued by a U.S. depository bank representing a specified number of shares of a non-U.S. company stock.

ADS: The individual issuance of shares in a U.S. stock exchange by a non-U.S. company is referred to as American Depositary Shares (ADS)

Adjusted EBITDA: Excludes effects that are not considered usual, recurring or not-comparable between the periods under analysis

APAC: Asia and Pacific

Avon representatives: Self-employed resellers who do not have a formal labor relationship with Avon

B3: Brazilian Stock Exchange

Benefit Sharing: In accordance with Natura’s Policy for the Sustainable Use of Biodiversity and Associated Traditional Knowledge, benefits are shared whenever we perceive various forms of value in the access gained. Therefore, one of the practices that defines the way in which these resources are divided is to associate payments with the number of raw materials produced from each plant as well as the commercial success of the products in which these raw materials are used

BPS: Basis Points; a basis points is equivalent to one percentage point * 100

BRL: Brazilian Reais

CDI: The overnight rate for interbank deposits

CFT: Cosmetics, Fragrances and Toiletries Market (CFT = Fragrances, Body Care and Oil Moisture, Make-up (without Nails), Face Care, Hair Care (without Colorants), Soaps, Deodorants, Men’s Grooming (without Razors) and Sun Protection

COGS: Costs of Goods Sold

Constant currency (“CC) or constant exchange rates: when exchange rates used to convert financial figures into a reporting currency are the same for the years under comparison, excluding foreign currency fluctuation effects

CO2e: Carbon dioxide equivalent; for any quantity and type of greenhouse gas, CO2e signifies the amount of CO2 which would have the equivalent global warming impact.

EBITDA: Earnings Before Interests, Tax, Depreciation and Amortization

EMEA: Europe, Middle East and Africa

EP&L: Environmental Proﬁt & Loss

Foreign currency translation: conversion of figures from a foreign currency into the currency of the reporting entity

G&A: General and administrative expenses

GHG: Greenhouse gases

ICON: Consumer Stock Index of the B3 stock exchange, designed to track changes in the prices of the more actively traded and better representative cyclical and non-cyclical consumer stocks

Innovation Index: Share in the last 12 months of the sale of products launched in the last 24 months

IBOV: Ibovespa Index is the main performance indicator of the stocks traded in B3 and lists major companies in the Brazilian capital market

IFRS – International Financial Reporting Standards

Kantar: Data, insights and consulting company with global presence

Hispanic Latam: Often used to refer to the countries in Latin America, excluding Brazil

LFL: Like-for-Like, applicable to measure comparable growth

Natura Consultant: Self-employed resellers who do not have a formal labor relationship with Natura

Natura Crer Para Ver Program (CPV): Special line of non-cosmetic products whose profits are transferred to the Natura Institute, in Brazil, and invested by Natura in social initiatives in the other countries where we operate. Our consultants promote these sales to benefit society and do not obtain any gains.

Natura Institute: Is a nonprofit organization created in 2010 to strengthen and expand our Private Social Investment initiatives. The institute has enabled us to leverage our efforts and investments in actions that contribute to the quality of public education

NYSE: New York Stock Exchange

P&L: Profit and loss

PP: Percentage point

PPA: Purchase Price Allocation - effects of the fair market value assessment as a result of a business combination

Profit Sharing: The share of profit allocated to employees under the profit-sharing program

SEC: The U.S. Securities and Exchange Commission (SEC) is an independent federal government regulatory agency responsible for protecting investors, maintaining fair and orderly functioning of the securities markets, and facilitating capital formation

SG&A: Selling, general and administrative expenses

SM&L: Selling, marketing and logistics expenses

SSS: Same-Store-Sales

Supplier Communities: The communities of people involved in small–scale farming and extraction activities in a variety of locations in Brazil, especially in the Amazon Region, who extract the inputs used in our products from the social and biodiversity. We form production chains with these communities that are based on fair prices, the sharing of benefits gained from access to the genetic heritage and associated traditional knowledge and support for local sustainable development projects. This business model has proven effective in generating social, economic and environmental value for Natura and for the communities.

Synergies: Synergy is the concept that the value and performance of two companies combined will be greater than the sum of the separate individual parts.

TBS: The Body Shop.

UNI: Underlying Net Income.

13.	Disclaimer

EBITDA is not a measure under BR GAAP and does not represent cash flow for the periods presented. EBITDA should not be considered an alternative to net income as an indicator of operating performance or an alternative to cash flow as an indicator of liquidity. EBITDA does not have a standardized meaning and the definition of EBITDA used by Natura may not be comparable with that used by other companies. Although EBITDA does not provide under BR GAAP a measure of cash flow, Management has adopted its use to measure the Company’s operating performance. Natura also believes that certain investors and financial analysts use EBITDA as an indicator of performance of its operations and/or its cash flow.

This report contains forward-looking statements. These forward-looking statements are not historical fact, but rather reflect the wishes and expectations of Natura’s management. Words such as "anticipate," "wish," "expect," "foresee," "intend," "plan," "predict," "project," "desire" and similar terms identify statements that necessarily involve known and unknown risks. Known risks include uncertainties that are not limited to the impact of price and product competitiveness, the acceptance of products by the market, the transitions of the Company’s products and those of its competitors, regulatory approval, currency fluctuations, supply and production difficulties and changes in product sales, among other risks. This report also contains certain pro forma data, which are prepared by the Company exclusively for informational and reference purposes and as such are unaudited. This report is updated up to the present date and Natura does not undertake to update it in the event of new information and/or future events.

Investor Relations Team

Tel.: +55 (11) 4389-7881

ri@natura.net